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                                                                       Exhibit 8

                               November 1, 1999


Visio Corporation
2211 Elliot Avenue
Seattle, WA 98121

Ladies and Gentlemen:

     We have acted as counsel for Visio Corporation, a Washington corporation ("Visio"), in connection with the preparation, execution and delivery of the Agreement and Plan of Reorganization, dated as of September 14, 1999, (the "Agreement"), among Microsoft Corporation, a Washington corporation ("Microsoft"), MovieSub, Inc., a Washington corporation and a wholly owned subsidiary of Microsoft ("Sub"), and Visio, and documents related or incidental thereto and transactions to be effected thereunder. You have requested our opinion concerning certain United States federal income tax consequences of the merger of Sub with and into Visio (the "Merger") pursuant to the Agreement. Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Agreement or in the Proxy Statement/Prospectus of the Registration Statement. All section references herein are made to the corresponding section of the Internal Revenue Code of 1986, as amended (the "Code").

     In delivering this opinion, we have reviewed and relied upon facts and descriptions set forth in the Registration Statement, the Agreement and related documents pertaining to the Merger. We also have relied upon certificates of officers of Microsoft, Sub and Visio (the "Officers' Certificates"). We have assumed that the Officers' Certificates, respectively, have been executed and delivered by appropriate officers of Microsoft, Sub and Visio and are true and correct. We also have assumed that the certifications made in the Officers' Certificates, respectively, will continue to be true and correct as of the Effective Time of the Merger unless we receive written notification from Microsoft or Visio prior to the Effective Time of the Merger.

     Based on the foregoing and the Code, the Income Tax Regulations issued by the United States Treasury Department thereunder, rulings of the Internal Revenue Service and court decisions, all as in effect on the date hereof, we are of the opinion that if the Merger is completed in accordance with the terms and conditions of the Agreement, and if the statements set forth in the Officers' Certificates are true and
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correct on the date hereof and at the Effective Time of the Merger, for federal income tax purposes:

          1.   The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code.

          2. Microsoft, Sub, and Visio each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

          3. The discussion entitled "Material United States federal income tax consequences of the merger" in the Proxy Statement/Prospectus of the Registration Statement, insofar as it relates to statements of law or legal conclusions, is correct in all material respects.

     In accordance with customary practice relating to opinion letters, our opinions speak only as of the date hereof, and, subject to the assumptions and conditions set forth above, the Effective Time of the Merger, and we disclaim any duty to update such opinions.

     This opinion has been delivered to you and is intended solely for your benefit. It may not be relied upon by any other person or entity, other than the shareholders of Visio, and may not be made available to any other person or entity without our prior written consent.

                                        Very truly yours,

                                        SHEARMAN & STERLING

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